UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Marti Technologies, Inc. (the “Company”) is filing this Report on Form 6-K to provide its notice and proxy statement for the Company’s 2025 Annual General Meeting of Shareholders (the “2025 Annual Meeting”). The 2025 Annual Meeting will be held on December 24, 2025, at the Company’s offices at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, at 9:00 a.m. New York time / 5:00 p.m. Istanbul time. A copy of the (i) notice and proxy statement and (ii) proxy card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289486 and 333-273543), and Registration Statements on Form S-8 (File Nos. 333-284162 and 333-274779), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2025 Notice of Annual General Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: November 26, 2025	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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